Filed by Altra Industrial Motion Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altra Industrial Motion Corp

(Commission File No. 001-33209)

The following is a transcript of a video interview of Carl Christenson, Chairman and Chief Executive Officer of Altra Industrial Motion Corp. (“Altra”), and James A. Lico, President and Chief Executive Officer of Fortive Corporation (“Fortive”), by Lisa Curran, Vice President of Investor Relations at Fortive, recorded on March 7, 2018 and made available to employees of Altra and Fortive on March 20, 2018.

Lisa Curran—Vice President, Investor Relations, Fortive

Hi, thanks for joining us today. I have the privilege to sit down with Carl Christenson, CEO of Altra, and Jim Lico, CEO of Fortive.

We are here today to talk about this morning’s exciting announcement.

So, Jim and Carl, thank you for joining us today. Our teams are looking forward to learning more about the announcement. But, first, why don’t you tell us about your background?

Carl Christenson—Chairman & Chief Executive Officer, Altra

Sure, I was educated as an engineer and I have been involved with electromechanical devices for my entire career. In fact, I started while I was in college. I started with Kollmorgen Corporation in the electro-optics division and I have been with Altra Industrial Motion since 2005 and became the CEO in 2009.

Jim Lico—President & Chief Executive Officer, Fortive

I have been Fortive’s CEO for the last 18 months, since we went public in July of 2016. Prior to that, I was with Danaher for over 20 years and in a variety of different businesses throughout Fortive so really excited about our announcement today.

Lisa Curran—Vice President, Investor Relations, Fortive

Carl, what would you like to tell us about the announcement?

Carl Christenson—Chairman & Chief Executive Officer, Altra

We are extremely excited about the combination of these two companies. We think it is going to be a great opportunity for our employees to continue to develop their skills. We think it is going to be wonderful for our customers and we think we are going to be able to expand the end-markets that we serve. So we think it is a terrific opportunity. Jim, would you like to add anything?

Jim Lico—President & Chief Executive Officer, Fortive

Yeah, I think I would totally agree with you. This is an opportunity for us to do some incredible things with the combination of the business. They are very complementary. We couldn’t be more excited about what this does for our customers I think first and foremost. But, it is going to be a great opportunity for our employees and of course, when it is an opportunity for our customers and employees it is a great deal for our shareholders. And so I know that’s what’s really made us excited about it and we couldn’t be more excited to talk about this announcement today.

Lisa Curran—Vice President, Investor Relations, Fortive

Carl, how did we come to the decision to combine these great businesses?

Carl Christenson—Chairman & Chief Executive Officer, Altra

Well, we are an acquisitive company. We have made 11 acquisitions since we first formed the company in 2004. And we believe that there is an extremely good fit between the product offering, they are very complementary products, the end-markets that are served. There are some good new end-markets for the companies. But, most of all, I think it’s a really good fit for the employees. The two cultures of the business are very similar. The Fortive business system and the Altra business system are very similar and drive continuous improvement. So, I am very excited to have the employees working together and driving the growth of the company.

Jim Lico—President & Chief Executive Officer, Fortive

And I think one of the great things that all of our employees need to understand in both companies is that we are both doing this from a position of strength. We didn’t need to do the deal. Both businesses are in great shape. And the fact that we are really bringing is really advancing the strategy of both sets of businesses, which I think is ultimately going to create tremendous value over the next several years.

Lisa Curran—Vice President, Investor Relations, Fortive

We’ve talked about the cultural fit between the businesses. How else would you describe the common cultural elements to a new employee?

Jim Lico—President & Chief Executive Officer, Fortive

Well, we’ll talk a lot about continuous improvement because I think both cultures have a real foundation for continuous improvement. But, I think the other one is really a focus on growth and taking care of customers. And I think when you really look at the processes in the business and the success that you’ve had in your business. And I certainly think with our leaders who’ve done the same thing, there’s really a strong focus on making sure the customers are taken care of. And I think that’s going to be a common cultural element that everyone will see when they get to know each other and the company.

Carl Christenson—Chairman & Chief Executive Officer, Altra

My observation with the businesses are similar. Innovation is a key to that customer development and both companies provide excellent engineered solutions. And when they get in and work with the customer and can get that access to the customer’s engineering teams, they seem to win the new business. So I’m excited to have the joint development and innovation to drive the business forward.

Lisa Curran—Vice President, Investor Relations, Fortive

I understand that this transaction should close by the end of the year – I believe that’s about eight months. So, what can your teams expect to happen over that period of time?

Jim Lico—President & Chief Executive Officer, Fortive

Well I think first of all, we’ve done these types of transactions before, the RMT-type transaction. So we’re very confident in the project plan and the roadmap that we’ll work together as partners and that will certainly be work for some part of the organization. I think secondly we’ve got to make sure that our competitors don’t take advantage of this opportunity. That we continue to do everything we need to do to serve customers, take market share and to build great businesses as a normal course of business. That’s really important. We’ll continue to communicate throughout the process to keep everybody involved in what’s going on and for them to be knowledgeable about the process. Eight months will go by quickly. Before we know it, we’ll be completing this transaction and we’ll be ready to serve customers with the new company.

Carl Christenson—Chairman & Chief Executive Officer, Altra

And, I think for most employees it will be business as usual. You know, we will have a team that will be put together to integrate the two businesses together. But for most people, it will be business as usual. And one thing that I would ask everybody to do is to start thinking about, you know, how can we make this a better company? By putting these two businesses together, how can we go drive growth faster?

Lisa Curran—Vice President, Investor Relations, Fortive

So, Carl, is there anything else you would like to share with our JVS, Kollmorgen, Thomson and Portescap employees?

Carl Christenson—Chairman & Chief Executive Officer, Altra

I’m really looking forward to welcoming all the employees to the new company, once we close the transaction, hopefully at the end of the year. And, I would just like to say that you are going to be extremely important to the success of the new company. And I want everybody to feel like it’s their new home and that they can make a contribution to making improvements in the business. So, welcome.

Lisa Curran—Vice President, Investor Relations, Fortive

So, Jim, is there anything else that you would like to add as we embark on this journey together?

Jim Lico—President & Chief Executive Officer, Fortive

Yeah, I’m so excited for our employees. It’s been a great – they’ve done a great job of building great businesses. With all of our automation specialty businesses are in a great market position because the hard work that all of our folks have done around the world. And I think like the spin that Fortive had out of Danaher, which created great shareholder value and tremendous opportunities for our employees, so will this transaction. And so, we are really excited to really complete this. It will take some time. Eight months is a long period of time, but it will go very fast. And I think the journey for us is really moving into a more focused company around these markets. And we are really in a great position to take advantage of the opportunities that are available to us. So, I couldn’t be more excited.

Lisa Curran—Vice President, Investor Relations, Fortive

Thank you. On behalf of Carl and Jim, thank you for joining us today. We hope that you found this helpful and we look forward to communicating with you further about this exciting announcement.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917-0527.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Altra’s current estimates, expectations and projections about Altra’s and the Fortive A&S business’s (“Fortive A&S”) future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Fortive A&S, the benefits and synergies of the proposed transaction, future opportunities for Altra, Fortive A&S and the combined company, and any other statements regarding Altra, Fortive A&S’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Altra and are subject to a number of risks, uncertainties, and other factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Altra makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Fortive A&S; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; Altra’s ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the markets Fortive A&S’s businesses participate specifically, Altra’s relationships with strategic partners, the presence of competitors with greater financial resources than Altra and their strategic response to our products; the ability of Altra to successfully integrate the merged assets and the associated technology and achieve operational efficiencies; and the integration of Fortive A&S being more difficult, time-consuming or costly than expected. For a more detailed description of the risk factors associated with Altra, please refer to Altra’s Annual Report on Form 10-K for the fiscal year ended December, 31 2017 on file with the Securities and Exchange Commission. Altra assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.